APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Zaah Inc

Profit and Loss

January - December 2019

	TOTAL
Income	
3001 Cheese Pizza	31,108.20
3002 Mushroom Pizza	34,949.70
3003 Pesto Pizza	30,657.90
3010 Other Income	0.00
Vegan Pizza	7,680.00
Wheat Free Pizza	1,710.00
Total Income	**$106,105.80**
Cost of Goods Sold	
4001 Cost of Goods Sold - Finished Goods	0.00
4002 Cost of Goods Sold - Materials	26,396.42
4003 Cost of Goods Sold - Packaging	16,538.46
4004 Cost of Goods Sold - Tolling	23,033.44
4005 Cost of Goods Sold - Storage	1,911.42
4006 Cost of Sales - Freight	2,486.93
4007 Manufacturing Overhead	12,600.00
Total Cost of Goods Sold	**$82,966.67**
GROSS PROFIT	**$23,139.13**
Expenses	
5000 Payroll Expenses	
5001 Salary	127,074.72
5003 Employer Taxes	10,350.05
5005 Workers Compensation	2,145.01
Total 5000 Payroll Expenses	**139,569.78**
5010 Consultant	63,454.00
5015 Social Spend	18,486.00
5020 Consumer Spend	2,795.81
5025 Web Design/Maint	62,494.32
5030 Free Fill/Slotting	558.75
5031 Trade Promo/Demos	9,783.78
5032 Sales Materials&Advertising	18,077.98
5033 Spoil	394.25
5035 Broker	51,250.00
5038 Meals & Entertainment	9,744.56
5040 Local Travel	6,549.26
5041 Travel	13,893.16
5045 Trade Shows/Conference	49,885.00
5051 Auto Allowance	3,475.00
5052 Reimbursable Expenses	-275.00
5055 Free Goods/Samples	2,342.42
5058 Testing/Research & Development	12,096.10

Zaah Inc

Profit and Loss

January - December 2019

	TOTAL
5059 Phone/Internet	550.00
5062 Testing	4,950.00
5065 Job Supplies	11,104.47
5066 Storage/Freight/Shipping	11,943.77
5067 Software/Subscriptions	4,230.69
5068 Bank Charges & Fees	292.50
5069 Payroll Fee	1,326.00
5070 Insurance	1,329.00
5073 Legal & Professional Services	17,831.69
5074 Taxes & License	2,459.50
5075 Rent & Lease	4,085.00
5080 Donation	10,190.72
5085 Other Business Expenses	6,650.32
5086 Office Supplies	4,015.97
5087 Repairs & Maintenance	7,467.61
5088 Recruitment	135.00
5089 Sales Tax	329.27
Total Expenses	**$553,466.68**
NET OPERATING INCOME	**$ -530,327.55**
Other Expenses	
Reconciliation Discrepancies	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -530,327.55**

Zaah Inc

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 First Republic	288,622.83
Total Bank Accounts	**$288,622.83**
Accounts Receivable	
1010 Accounts Receivable (A/R)	16,269.30
Total Accounts Receivable	**$16,269.30**
Other Current Assets	
1011 Inventory Asset - Materials	17,525.00
1012 Inventory - Finished Goods	-0.02
1013 Inventory - Packaging	15,363.12
1014 Inventory Asset	0.00
1016 Prepaid Expense - Other	13,995.87
Undeposited Funds	0.00
Total Other Current Assets	**$46,883.97**
Total Current Assets	**$351,776.10**
Fixed Assets	
1019 Equipment	14,200.00
Total Fixed Assets	**$14,200.00**
Other Assets	
1017 Security Deposit	2,000.00
Total Other Assets	**$2,000.00**
TOTAL ASSETS	**$367,976.10**

Zaah Inc

Balance Sheet

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2001 Accounts Payable (A/P)	40,214.82
Total Accounts Payable	**$40,214.82**
Credit Cards	
2002 Chase Credit Card - Alex	19,314.17
2003 Chase Credit Card - Ben	5,397.79
Total Credit Cards	**$24,711.96**
Other Current Liabilities	
2004 Accrual	2,795.81
Total Other Current Liabilities	**$2,795.81**
Total Current Liabilities	**$67,722.59**
Long-Term Liabilities	
2011 Due to Presence Marketing	25,000.00
2012 Convertible Note Payable	275,000.00
Total Long-Term Liabilities	**$300,000.00**
Total Liabilities	**$367,722.59**
Equity	
2020 Opening Balance Equity	0.00
2023 Preferred Stock	625,000.00
2025 Retained Earnings	-94,418.94
Net Income	-530,327.55
Total Equity	**$253.51**
TOTAL LIABILITIES AND EQUITY	**$367,976.10**

Zaah Inc

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-530,327.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1010 Accounts Receivable (A/R)	-7,589.30
1011 Inventory Asset - Materials	-6,831.58
1012 Inventory - Finished Goods	0.02
1013 Inventory - Packaging	-13,437.46
1014 Inventory Asset	0.00
1016 Prepaid Expense - Other	-13,995.87
2001 Accounts Payable (A/P)	40,214.82
2002 Chase Credit Card - Alex	9,544.90
2003 Chase Credit Card - Ben	5,397.79
2004 Accrual	2,795.81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16,099.13**
Net cash provided by operating activities	**$ -514,228.42**
INVESTING ACTIVITIES	
1017 Security Deposit	-2,000.00
Net cash provided by investing activities	**$ -2,000.00**
FINANCING ACTIVITIES	
2011 Due to Presence Marketing	25,000.00
2012 Convertible Note Payable	275,000.00
2020 Opening Balance Equity	0.00
2023 Preferred Stock	325,000.00
Net cash provided by financing activities	**$625,000.00**
NET CASH INCREASE FOR PERIOD	**$108,771.58**
Cash at beginning of period	179,851.25
CASH AT END OF PERIOD	**$288,622.83**

Zaah Inc

Profit and Loss

January - December 2020

	TOTAL
Income	
3001 Cheese Pizza	580,378.98
3002 Mushroom Pizza	521,805.90
3003 Pesto Pizza	238,588.47
3004 Vegan Pizza	6,089.40
3009 Discounts/Refunds	-16,361.83
3010 Other Income	720.00
Total Income	**$1,331,220.92**
Cost of Goods Sold	
4001 Cost of Goods Sold - Finished Goods	925,401.67
4002 Cost of Goods Sold - Materials	4,954.78
4004 Cost of Goods Sold - Tolling	47,927.91
4005 Cost of Goods Sold - Storage	79,927.12
4006 Cost of Sales - Freight	93,434.45
4007 Manufacturing Overhead	29,856.61
Cost of Goods Sold	0.00
Total Cost of Goods Sold	**$1,181,502.54**
GROSS PROFIT	**$149,718.38**
Expenses	
5000 Payroll Expenses	
5001 Salary	205,589.16
5002 Benefits	0.02
5003 Employer Taxes	17,114.73
5005 Workers Compensation	14,209.30
Total 5000 Payroll Expenses	**236,913.21**
5010 Consultant	141,970.00
5015 Social Spend	167,772.52
5020 Consumer Spend	34,196.23
5025 Web Design/Maint	51,229.65
5030 Free Fill/Slotting	111,236.88
5031 Trade Promo/Demos	279,414.90
5032 Sales Materials&Advertising	5,144.47
5033 Spoil	480.34
5034 Annual Program - KeHe	12,078.29
5035 Broker	156,750.00
5037 Chargeback	6,444.77
5038 Meals & Entertainment	3,034.35
5040 Local Travel	8,616.65
5041 Travel	9,941.91
5045 Trade Shows/Conference	-9,181.39
5050 Bad Debt /Prepay	507.60

Zaah Inc

Profit and Loss

January - December 2020

	TOTAL
5051 Auto Allowance	3,000.00
5052 Reimbursable Expenses	451.76
5055 Free Goods/Samples	17,295.68
5058 Testing/Research & Development	1,605.29
5059 Phone/Internet	1,200.00
5062 Testing	4,950.00
5065 Job Supplies	21,886.80
5066 Storage/Freight/Shipping	6,485.31
5067 Software/Subscriptions	3,782.51
5068 Bank Charges & Fees	255.09
5069 Payroll Fee	1,354.44
5070 Insurance	3,611.32
5073 Legal & Professional Services	16,056.88
5074 Taxes & License	3,022.50
5077 Due/Permits	3,920.00
5080 Donation	101.00
5085 Other Business Expenses	15,415.50
5086 Office Supplies	1,141.59
5087 Repairs & Maintenance	1,665.87
5088 Recruitment	60.00
5089 Sales Tax	2,130.15
5091 Health Benefits	280.00
5093 Domain	676.00
Interest Paid	2,899.11
Total Expenses	**$1,329,797.18**
NET OPERATING INCOME	**$ -1,180,078.80**
Other Income	
Economic Injury Disaster Loan - GRANT	6,000.00
Total Other Income	**$6,000.00**
Other Expenses	
Loss from Sale of Equipment	3,800.52
Reconciliation Discrepancies	28,899.57
Total Other Expenses	**$32,700.09**
NET OTHER INCOME	**$ -26,700.09**
NET INCOME	**$ -1,206,778.89**

Zaah Inc

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 First Republic	75,489.54
Total Bank Accounts	**$75,489.54**
Accounts Receivable	
1010 Accounts Receivable (A/R)	331,319.70
Total Accounts Receivable	**$331,319.70**
Other Current Assets	
1011 Inventory Asset - Materials	33,949.08
1012 Inventory - Finished Goods	275,917.08
1013 Inventory - Packaging	20,561.48
1014 Inventory Asset	0.00
1016 Prepaid Expense - Other	2,930.00
Inventory Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$333,357.64**
Total Current Assets	**$740,166.88**
Fixed Assets	
1019 Equipment	26,425.00
Total Fixed Assets	**$26,425.00**
Other Assets	
1017 Security Deposit	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$766,591.88**

Zaah Inc

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2001 Accounts Payable (A/P)	254,326.59
Total Accounts Payable	**$254,326.59**
Credit Cards	
2002 Chase Credit Card - Alex	31,309.64
2003 Chase Credit Card - Ben	809.28
2004 Chase Credit Card - Paolo	2,361.80
Total Credit Cards	**$34,480.72**
Other Current Liabilities	
1018 Festive Inventory	-108,716.69
2004 Accrual	67,572.68
2006 Gourmet Growth	206,353.96
Total Other Current Liabilities	**$165,209.95**
Total Current Liabilities	**$454,017.26**
Long-Term Liabilities	
2008 SBA Loan	39,100.00
2011 Due to Presence Marketing	175,000.00
2012 Convertible Note Payable	1,305,000.00
Total Long-Term Liabilities	**$1,519,100.00**
Total Liabilities	**$1,973,117.26**
Equity	
2020 Opening Balance Equity	0.00
2023 Preferred Stock	625,000.00
2025 Retained Earnings	-624,746.49
Net Income	-1,206,778.89
Total Equity	**$ -1,206,525.38**
TOTAL LIABILITIES AND EQUITY	**$766,591.88**

Zaah Inc

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,206,778.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1010 Accounts Receivable (A/R)	-315,050.40
1011 Inventory Asset - Materials	-16,424.08
1012 Inventory - Finished Goods	-275,917.10
1013 Inventory - Packaging	-5,198.36
1016 Prepaid Expense - Other	11,065.87
Inventory Asset	0.00
2001 Accounts Payable (A/P)	214,111.77
2002 Chase Credit Card - Alex	11,995.47
2003 Chase Credit Card - Ben	-4,588.51
2004 Chase Credit Card - Paolo	2,361.80
1018 Festive Inventory	-108,716.69
2004 Accrual	64,776.87
2006 Gourmet Growth	206,353.96
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-215,229.40**
Net cash provided by operating activities	**$ -1,422,008.29**
INVESTING ACTIVITIES	
1019 Equipment	-12,225.00
1017 Security Deposit	2,000.00
Net cash provided by investing activities	**$ -10,225.00**
FINANCING ACTIVITIES	
2008 SBA Loan	39,100.00
2011 Due to Presence Marketing	150,000.00
2012 Convertible Note Payable	1,030,000.00
2020 Opening Balance Equity	0.00
Net cash provided by financing activities	**$1,219,100.00**
NET CASH INCREASE FOR PERIOD	**$ -213,133.29**
Cash at beginning of period	288,622.83
CASH AT END OF PERIOD	**$75,489.54**

I, C Scott Killips, certify that:

1. The financial statements of Zaahh, Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Zaahh, Inc. included in this Form reflects accurately the information reported on the tax return for Zaahh, Inc. for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature	C Scott Killips
Name:	C Scott Killips
Title:	Chairman and CFO